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                                                                 Exhibit 9(a)(6)
                                                                 ---------------
                          FIRST MERCHANTS CORPORATION


                               November 19, 1999

Dear Shareholders:

          Over time, the profitable operations of First Merchants Corporation (the "Company") and its subsidiary banks have contributed to the growth of a capital base that exceeds all applicable regulatory standards. This exceptionally strong capital base exceeds the amount of capital needed to support the Company's banking business. After evaluating a variety of alternatives to utilize this strong capital base more effectively and to enhance shareholder value, we have determined that a repurchase of our own shares of common stock is currently the best alternative to accomplish those objectives. The Board of Directors has determined that the Company's financial condition, outlook and current market conditions, including the recent trading prices of shares of our common stock, make this an attractive time to repurchase outstanding shares of our common stock. In particular, the Board of Directors believes that the purchase of shares of our own common stock at this time is consistent with the Company's long-term corporate goal of seeking to increase shareholder value. As a result, the Board of Directors has unanimously approved a repurchase of up to 1,200,000 shares of the Company's common stock, or approximately 10% of our 12,051,974 outstanding shares, from its shareholders through a tender offer at a purchase price of $28.00 per share, net to the seller in cash.

          This tender offer provides the shareholders the opportunity to sell shares of common stock for cash without the usual transaction costs. A copy of the Offer to Purchase is enclosed.

          This tender offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. If you wish to tender your shares of common stock, detailed instructions on how to tender shares are also included in the enclosed materials. We encourage you to read these materials carefully before making any decision with respect to this tender offer. Neither the Company nor its Board of Directors makes any recommendation to any shareholder as to whether to tender or refrain from tendering their shares. You should make your decision independently after consulting with your advisors.

          To assist us with this tender offer, we have engaged Georgeson Shareholder Communications Inc. to serve as Information Agent. If you need information or additional forms, please call toll free the Information Agent at
(800) 223-2064.

          Unless otherwise extended by the Company, this tender offer will expire at 5:00 p.m., Eastern Time, on December 17, 1999. We again encourage you to read carefully the enclosed materials.

          As always, we appreciate your interest in First Merchants Corporation.

                                  Sincerely,


                                  Michael L. Cox
                                  Chief Executive Officer and President